# SYSTEM 3E COMPANY

## AUDITED
## FINANCIAL STATEMENTS

## FOR THE PERIOD FEBRUARY 23, 2022 (INCEPTION) THROUGH JUNE 23, 2022

## CONTENTS

Keiter
Your Opportunity Advisors

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of System 3E Company
Lewes, Delaware

## Opinion

We have audited the accompanying financial statements of System 3E Company (the "Company"), which comprise the balance sheet as of June 23, 2022, and the related statements of operations, changes in stockholder's deficit, and cash flows for the period February 23, 2022 (Inception) through June 23, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 23, 2022, and the results of its operations and its cash flows for the for the period February 23, 2022 (Inception) through June 23, 2022 in accordance with accounting principles generally accepted in the United States.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



July 15, 2022
Glen Allen, Virginia

**SYSTEM 3E COMPANY**

**BALANCE SHEET**
**June 23, 2022**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 7,058 |
| Due from related party | | 70 |
| **TOTAL ASSETS** | $ | 7,128 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S DEFICIT** | | |
| | | |
| Liabilities | | |
| Loan payable - related party | $ | 9,990 |
| Total Liabilities | | 9,990 |
| | | |
| Stockholder's Deficit | | |
| Common stock, par value $0.00001; 10,000,000 shares authorized, 7,000,000 shares issued and outstanding as of June 23, 2022 | | 70 |
| Accumulated deficit | | (2,932) |
| Total Stockholder's Deficit | | (2,862) |
| **TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT** | $ | 7,128 |

The accompanying notes are an integral part of these financial statements.

**SYSTEM 3E COMPANY**

**STATEMENT OF OPERATIONS**
**For the Period February 23, 2022 (Inception) Through June 23, 2022**

| | | |
|---|---|---|
| REVENUE | $ | - |
| EXPENSES | | |
| Accounting fees | | 2,902 |
| Bank fees | | 30 |
| TOTAL EXPENSES | | 2,932 |
| **Net Loss** | **$** | **(2,932)** |

The accompanying notes are an integral part of these financial statements.

**SYSTEM 3E COMPANY**

**STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT**
**For the Period February 23, 2022 (Inception) Through June 23, 2022**

| | Common Stock | | Additional Paid | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | in Capital | Deficit | Total |
| Balance at February 23, 2022 (Inception) | - | $ - | $ - | $ - | $ - |
| Net loss | - | - | - | (2,932) | (2,932) |
| Common stock issuance | 7,000,000 | 70 | - | - | 70 |
| **Balance at June 23, 2022** | **7,000,000** | **$ 70** | **$ -** | **$ (2,932)** | **$ (2,862)** |

The accompanying notes are an integral part of these financial statements.

SYSTEM 3E COMPANY

STATEMENT OF CASH FLOWS
For the Period February 23, 2022 (Inception) Through June 23, 2022

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (2,932) |
| **Net Cash Flows Used in Operating Activities** | | (2,932) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issuance of loan payable - related party | | 9,990 |
| **Net Cash Flows Provided by Financing Activities** | | 9,990 |
| **Net Change in Cash and Cash Equivalents** | | **7,058** |
| | | |
| Cash | | |
| Beginning | | **-** |
| Ending | **$** | **7,058** |
| | | |
| Non-cash Investing and Financing Activities: | | |
| Issuance of common stock collected by related party | $ | 70 |

The accompanying notes are an integral part of these financial statements.

## Note 1. Description of Entity and Nature of Operations

System 3E Company (the "Company") was incorporated in Delaware on February 23, 2022. The Company develops and delivers pioneering patented technology for building houses. The Company is a subsidiary of the parent company, System 3E, S.A., and these financial statements include the accounts of the subsidiary entity only.

Management's Plans: The Company's updated strategic plan for 2022 is focused on growing into new verticals and releasing new products including an API version for e-commerce and real-estate. These objectives will be attained by a focused and strategic sales and marketing plan for these new market areas as well as continuing to develop new offerings. The Company believes it will be able to effectively execute these goals and continue for a reasonable period of time.

## Note 2. Summary of Significant Accounting Policies

Accounting Principles: The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Adopted Accounting Pronouncements: The Company has implemented all applicable accounting pronouncements within the Accounting Standards Codification ("ASC") that are in effect as of June 23, 2022.

The Company does not believe that there are any new Accounting Standards Updates issued by the Financial Accounting Standards Board ("FASB") that might have a material impact on its financial position or results of operations.

Income Taxes: The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is established to reduce deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized. To the extent the Company establishes a valuation allowance or increases the allowance in any given period, an expense is recognized within the provision for income taxes in the statement of operations.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense. Generally, the Company's tax returns are subject to examination by the Internal Revenue Service and state taxing authorities for three and four years, respectively, after the returns are filed. The Company has not been in operation for a taxable year since its inception and therefore has not included any income tax effects in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Due from Related Party: Due from Related Party is stated at the amount the Company expects to collect on outstanding balance.

**Note 2. Summary of Significant Accounting Policies (Continued)**

Loan Payable - Related Party: Loan Payable – Related Party is stated at the amount the Company expects to pay on outstanding balance.

**Note 3. Concentration of Credit and Market Risks and Uncertainties**

The Company maintains a cash balance at one financial institution. The account balance at this institution is secured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. There was no uninsured cash balance for the period ended June 23, 2022. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk in cash.

**Note 4. Loan Payable – Related Party**

On May 11, 2022, the Company entered into a credit agreement with the parent company, System 3E S.A., a related party. The Company is granted credit up to $50,000 to be repaid with interest at a rate of 10% per annum within two years from the date of the agreement. There is a balance outstanding totaling $9,990 as of June 23, 2022.

**Note 5. Common Stock**

The Company authorizes up to 10,000,000 shares of its common stock to be issued with a par value of $0.00001 per share. Holders of Common Stock are entitled to one vote for each share held.

**Note 6. Evaluation of Subsequent Events**

The Company evaluated subsequent events through the date these financial statements were available to be issued. There were no material subsequent events that require recognition or disclosure in the financial statements.